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                           [Letterhead of Liquor.com]

                                 October 2, 2000

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Steven Hearne

Re:     Liquor.com, Inc.
CIK:    0001103930
Commission File No: 001-15987 - Application for Withdrawal of Registration Statement on Form 8-A

Ladies and Gentlemen:

        On behalf of Liquor.com, Inc. (the "Company"), this letter is to request the withdrawal of the registration statement filed by the Company on Form 8-A under the Securities Exchange Act of 1934 on July 10, 2000, as amended (File No.001-15987) (the "Registration Statement"). The Company seeks an order permitting withdrawal of the Registration Statement in connection with the termination of the Company's public offering of units consisting of shares of common stock and redeemable common stock purchase warrants.

        If you have any questions or comments, please contact Mark Borrelli or Michael Choate of Shefsky and Froelich Ltd., legal counsel to the Company in connection with the Registration Statement, at (312) 527-4000.

                                Sincerely,

                                Liquor.com, Inc.

                                \s\ Scott B. Clark
                                --------------------------------------------
                                Scott B. Clark
                                Chief Financial Officer and General Counsel

cc:     Cynthia Melo - Nasdaq Stock Market, Inc.
        Michael J. Choate, Esq.
        Mark R. Borrelli, Esq.
        Brigitte Lippman, Esq.